

December 3, 2013

<u>Via E-mail</u>
Xiaohong Feng
Chief Executive Officer
China Housing & Land Development, Inc.
6 Youyi Dong Lu, Han Yuan 4 Lou
Xi'An, Shaanxi Province
China 710054

> **RE:    China Housing & Land Development, Inc.**
> **Form 10-K/A1 for the Fiscal Year Ended December 31, 2012**
> **Form 10-Q/A1 for the Period Ended June 30, 2013**
> **Filed November 20, 2013**
> **File No. 1-34065**

Dear Mr. Feng:

We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K/A1 for the Fiscal Year Ended December 31, 2012</u>

1. We note the disclosures added on pages 35-37 in response to comments 2 and 7, respectively, of our March 8, 2013, and May 24, 2013, comment letters. There is a concern that the amortization method you have applied on the $51.8 million development right intangible asset is not compliant with the guidance in ASC 350-30-35-6, and that consequently, the corresponding amortization expense recognized in your historical Statements of Income may be materially understated. The requirement is that, "the method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up…If that pattern cannot be reliably determined, a straight-line amortization method shall be used." When you acquired the asset in 2007, you stated that the 487 acres covered by the development right intangible would be fully sold by 2010 with a total expected profit of $168.9 million. Specific developments subsequently occurred causing a material change in your estimates as reflected on pages 25-26 of your Form S-1 filed on December 9, 2009. Therein you state that there had been no sales since the 18 acre sale to another developer in December

2007, and that the 79 acre Puhua project would generate $700 million of revenue during the 2009-2014 project period, and that the remaining 390 acres would be developed through 2020, though no estimates had been made regarding the associated commencement dates, total GFA, or total number of units.

Absent contemporaneous and reliable estimates regarding the profits to be derived from those 390 acres, it would appear that a substantial portion of amortization expense should have been recognized during the 2009-2012 period that you recognized $210 million of revenue from sales in the Puhua project. However, your new disclosure indicates that only $2.7 million of the $51.8 million asset has been charged against earnings through December 31, 2012. This implies that the profits recognized through that date comprise only 5% ($2.7/$51.8) of the total profit to be realized on the 487 acre project – an assumption that does not appear to be supported. Further, you now disclose that in 2009 the Puhua project was estimated to generate $701 million of total estimated gross profit, whereas your 2009 Form S-1 disclosed $700 million to be the estimated project revenue, not gross profit. Similarly, you now disclose that in 2007 you sold 31 acres for $28 million, whereas previously you disclosed that you sold 18.4 acres for $24 million. You now say that the 79 acre Puhua land use right was acquired in 2009 but in response number 10 of your September 21, 2012, response letter you stated that the right was acquired in 2008. You now say that your profit estimate for the 487 acre project changed from $168.9 million in May 2007 to $701 million in December 2007 based on the disposition of the 18 acre parcel that you never intended to develop. You also say that in 2011 you changed the total profit estimate from $701 million down to $190 million though this projected $500 million decrease in expected profitability was never disclosed, nor was there any apparent material impact on the amortization charged to earnings. If there have been objectively reliable estimates supporting the amortization of the development right asset, then your disclosure must enable a reader to fully understand the critical estimates and assumptions supporting the amounts recognized in your financial statements.

For each annual period presented, please disclose: the amount of profit recognized during the year from each separate project covered by the 487 acre land use right; the total profit that you contemporaneously estimated at period-end would ultimately be realized upon completion of each separate project covered by the 487 acre development right, i.e. $X amount for Puhua, $Y amount for Golden Bay, etc.; and the objectively reliable data supporting your assumptions including an analysis of how your projected revenue and profit margin estimates compare with your actual results from the Puhua project. Disclose also the manner in which you have considered the other attendant costs that are necessary for you to realize the expected profits, i.e. amounts paid for infrastructure development, amounts paid to acquire the land use rights, etc. If the future economic benefit of your $51.8 million asset is comprised of the net profits to be realized from exercising your development rights, then there must be a reasonable correlation (matching) between the profits and intangible asset amortization expenses. If 95% of the profits are reasonably expected to be derived from future development then the disclosure should enable a reader to understand whether there is a reasonable basis for that assumption. Conversely, if the actual amortization charged against earnings has been disproportionately low relative to actual and projected profits, then an analysis is required to quantify the amounts of any error corrections and/or changes in estimates.

2. It does not appear that the audit reports on pages 47-48 fully comply with Article 2-02 of Regulation S-X. Please revise in the amended filing.

Form 10-Q/A1 for the Period Ended June 30, 2013

3. The "restatement impact #2" disclosed on page 11 caused your reported net income to change by 19% and 25% for the 3 and 6 month periods ended June 30, 2013, respectively. Therefore, it is not clear how you could reasonably say that "Because the significant deficiency did not materially impact the consolidated financial statements, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures as of the end of the period covered by this report were effective." Further, it is not clear whether you have done anything to address the underlying "significant deficiency in the Company's internal controls over financial reporting," given your statement on page 43 that, "There were no changes in internal control over financial reporting." Please amend the filing to clarify these apparent inconsistencies and also to fully explain how this error occurred given that Park Plaza sales commenced in 2013. Further, please tell us why you characterized this issue as a "significant deficiency" instead of as a material weakness since this determination may impact the 2013 10-K disclosures required by Item 308(a)(3) of Regulation S-K.

You may contact Al Pavot at (202) 551-3738 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief